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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-40426

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Madison Avenue Securites, LLC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13500 Evening Creek Drive N Ste 555
(No. and Street)

San Diego	CA	92128
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandra Woods	858 207 1303	swoods@mas-bd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tait Weller
(Name – if individual, state last, first, and middle name)

50 South 16th Street Suite 2900	Philadelphia	PA	19102-2529
(Address)	(City)	(State)	(Zip Code)

10/16/2003	445
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

OATH OR AFFIRMATION

I, Martin McNees, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Madison Avenue Securities, LLC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA VACA
Notary Public - California
San Diego County
Commission # 2498120
My Comm. Expires Sep 17, 2028

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Madison Avenue Securities, LLC

Annual Audited Report

Public

MADISON AVENUE SECURITIES, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Madison Avenue Securities, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Madison Avenue Securities, LLC as of December 31, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Madison Avenue Securities, LLC as of December 31, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Madison Avenue Securities, LLC's management. Our responsibility is to express an opinion on Madison Avenue Securities, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Madison Avenue Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Madison Avenue Securities LLC's auditor since 2021.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT WELLER & BAKER, LLP

Philadelphia, Pennsylvania
February 28, 2025

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31,2024 and 2023

	2024	2023
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 5,319,168	$ 3,914,443
Commissions receivable	866,225	760,805
Registered representative receivables, net	589,496	961,166
Prepaid expenses	109,809	141,534
Related party receivable	19,323	3,745
Total current assets	6,904,021	5,781,693
Property and equipment, net	12,627	23,001
Deposits with clearing organization	250,000	250,000
Other Deposits	36,277	36,277
TOTAL ASSETS	$ 7,202,925	$ 6,090,971
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 97,850	$ 196,749
Accrued liabilities	205,000	209,263
Commissions payable	1,827,599	1,655,102
Employment liabilities	547,754	289,666
Related party payable	54,963	53,103
Other current liabilities	161,836	137,453
TOTAL LIABILITIES	2,895,002	2,541,336
MEMBERS' EQUITY		
Members' equity	4,307,923	3,549,635
Total members' equity	4,307,923	3,549,635
Total liabilities and members' equity	$ 7,202,925	$ 6,090,971

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, LLC ("Company"), a Delaware Limited Liability Company, is dually registered as a Broker Dealer and a Registered Investment Advisor Firm. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company will continue as a limited liability company ("LLC") until the managing member decides the advantages of the limited liability company structure no longer exist.

The Company provides securities investment services as an introducing broker-dealer. The Company maintains a fully disclosed clearing relationship with Pershing, LLC.

The Company is registered with the Securities and Exchange Commission under the Investments Advisers Act of 1940 to provide investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606"). This ASU implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of control for promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 further requires that companies disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. (See Note 4 for further information.)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments", which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model ("current expected credit loss model" or "CECL"). Under this new guidance, an entity recognizes as an allowance its estimate of expected credit losses. Upon adoption of Topic 326 on January 1, 2023, the Company elected to use the practical expedient. The Company adopted this accounting update using the modified retrospective method of adoption which resulted in no adjustment to amortized cost or retained earnings as of the effective date. The Company's adoption of this accounting update did not have a material impact on the Company's financial statements.

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standard Codification ("ASC") Topic 326 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts. A broker-dealer' s estimate of expected credit losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses. A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable that are over 30 days old. Receivables consist of commissions and fees earned on the sale of mutual funds and retirement products and from amounts billed to the Company's registered reps for insurance premiums and other fees the Company pays on their behalf. Commissions receivable, net of trading costs, are stated at the amount expected to be collected. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement, carrier statements or, if unspecified, are applied to the earliest unpaid amounts. The amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, current conditions and reasonable supportable forecasts, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability. In the opinion of management, at

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

December 31, 2024 and 2023, all commissions were considered collectible and no allowance was deemed necessary.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if dependent on the lease term. The Company expenses general repairs and maintenance costs that do not extend the life of any existing asset, as incurred.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments.

Concentration of Credit Risk

The Company engages in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2024, commission, and fee revenue from three types of investments, Mutual Funds, Investment Advisory and Variable Annuities, accounted for approximately 71% of total revenues.

For the year ended December 31, 2023, commission, and fee revenue from three types of investment, Mutual Funds, Investment Advisory and Variable Annuities, accounted for approximately 68% of total revenues.

As of December 31, 2024, and 2023, no registered representative accounted for more than 10% of gross revenues.

The Company maintains its bank accounts at three financial institutions. Funds are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31,2024, the Company had accounts with uninsured cash balances of approximately $4,900,000. The Company has not experienced any losses in such accounts and management believes it places cash on deposit with financially stable institutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 in cash losses and up to $500,000 in total at this institution. At December 31, 2024, the Company had no uninsured cash balances at this institution.

Income Taxes

As a Delaware limited liability company doing business in California, the Company is not liable for federal income taxes. However, the Company is subject to an $800 California minimum state franchise tax and a fixed fee based on revenues. The Company is subject to franchise taxes required in any of the various states in which it operates. For the years ended December 31, 2024, and 2023, the franchise tax fees based on revenues for all states where the Company has liability were $27,020 and $17,691, respectively. The total state tax included in the provision for income taxes for the years ended December 31, 2024, and 2023 was $0 and $0, respectively. Members of the LLC are personally liable for individual federal and state income taxes on the Company's taxable income.

Subsequent Events

In January 2025, the Company entered into a note payable agreement relating to financed insurance premiums. The terms of the agreement require monthly installments of $57,041 which include interest at a rate of 8.1%. The balances are due in November 2025.

As part of regular broker dealer business, occasionally client complaints and arbitrations are filed against the registered representative or advisor also naming their broker dealer. There was one customer arbitration settled in December 2024 awarding the client $20,000 paid in February 2025. This settlement has been accrued as of December 31, 2024.

The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2024. In the opinion of the Company's management, based on current available information, and a review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

Management has evaluated subsequent events, as defined by FASB ASC 855, Subsequent Events, through the date that the financial statements were available to be issued on

February 28, 2025.

Reclassifications

Certain reclassifications were made to the 2023 financial statements to conform to the 2024 presentation.

NOTE 3 – BROKER DEALER – SINGLE REPORTING SEGMENT

The Company is engaged in a single line of business as a broker-dealer which is comprised primarily of agency transactions and investment advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions, and manage the company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Refer to the Statements of Operations for the segment's revenues and significant segment expenses.

NOTE 4 – PROPERTY AND EQUIPMENT

	2024	2023
Furniture and fixtures	-	-
Equipment	2,693	2,693
Computer equipment	28,430	28,430
Software	-	-
Leasehold improvements	-	-
	31,123	31,123
Less: accumulated depreciation and amortization	(18,496)	(8,122)
Property and equipment, net	12,627	23,001

Depreciation and amortization expense for the years ended December 31, 2024, and 2023 was $10,374 and $8,122 respectively.

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers includes commissions, marketing and distribution fees and asset management fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied to uncertain future events.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution Fees (12b-1 fees) from Mutual Funds and Retirement Products (Investment Company Shares)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Costs to Obtain or Fulfill a Contract with a Customer

The Company incurs costs to obtain revenue contracts with its customers, such as sales commissions paid to independent registered representatives for obtaining new contracts with clients. These costs do not meet the criteria for capitalization under ASC 606. The Company has recorded as a liability certain estimated costs incurred but not paid associated with providing services where the performance obligation has been met. As of December 31, 2024 and 2023, the amount of the liability for costs incurred but not paid was $1,327,085 and $965,740. During the years 2024 and 2023, the Company recognized commissions expense of $36,325,501 and $30,981,767, respectively, directly related to obtaining revenue from contracts.

Accrual of Revenue from Contracts with Customers

Revenue from contracts is accrued in circumstances where the Company believes the performance obligation has been met. The Company estimates revenue based on historical data and has recorded as an asset estimated revenue earned but not paid. As of December 31, 2024, and 2023 the amount of the asset for revenue earned but not paid was $866,225 and $760,805, respectively.

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Other Revenue

Other revenue principally consists of wholesaling, overrides and product support fees that the Company is entitled to upon the sale of certain products based on their selling agreements. The Company believes that its performance obligation for these fees is the sale of securities to investors, which is fulfilled on the trade date. The remaining portion of other revenue includes fees charged to representatives and other activity, where the performance obligation is satisfied at the time of invoicing.

NOTE 6 – EMPLOYMENT LIABILITIES

Employment liabilities on December 31, 2024, and 2023, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $547,754 and $289,666, respectively.

NOTE 7 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC (“AMS”), a former parent and affiliated company, instituted a 401(k) plan (the “Plan”) in which AMS and the Company’s employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service (“IRS”) regulations.

The Company, a participating employer in the Plan, matches employees’ contributions. The matching contributions expenditures in 2024 and 2023 were $56,915 and $55,692, respectively.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(iv) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintains minimum net capital of $50,000 or

6-2/3% of aggregated indebtedness, $193,000 and $169,422 on December 31, 2024, and 2023, respectively, whichever is higher.

On December 31, 2024, and 2023, the Company had net capital of $3,388,832 and $2,262,565, respectively, which was $3,195,832 and $2,093,143 in excess, respectively, of its required minimum net capital and the ratios of aggregate indebtedness to net capital were .85 to 1 and 1.12 to 1, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

The Company is involved in legal proceedings including arbitration claims and other claims which were initiated by customers or clients involving the purchase or sale of investment securities. As of the date that the financial statements were available to be issued, management is not able to estimate the possible loss or range of loss in excess of its current insured limits that may be incurred as a result of these ongoing matters.

For the years ended December 31,2024 and 2023, the Company incurred $1,037,848 and $1,940,360, respectively, in legal expenses, settlements and awards.

NOTE 10 – RELATED PARTY TRANSACTIONS

In 2024 and 2023, distributions of 1,500,000 and 0, respectively, were made to the members.

The Company shared expenses with affiliated companies' "Affiliates". The Affiliates paid expenses under the expense sharing agreement in the amount of $604,745 and $574,600 for the years ended December 31,2024 and 2023, respectively. The Company incurred expenses under the expense sharing agreement of $606,605 and $581,894 for the years ended December 31,2024 and 2023, respectively. As of December 31,2024, and 2023, the payable balances to Affiliates were $54,963 and $53,103, respectively.

The Affiliates paid the Company $46,956 and $48,613 for the years ended December 31,2024 and 2023, respectively. As of December 31,2024, and 2023, the receivable balances from the Affiliates were $19,323 and $3,745, respectively.

Additionally, the company leases its office space from an affiliate on an annual basis.

Lease expense amounted to $171,357 and $166,224 for the years ending December 31, 2024 and December 31, 2023, respectively.

The Company has a selling agreement with an Affiliate under which the Affiliate compensates the Company in relation to such non-variable life insurance and fixed/fixed indexed annuity sales. During the years 2024 and 2023, the Company generated approximately 1.2 million and 2.3 million dollars, respectively, which is included in other revenue on the statement of operations.